Exhibit 23.2

PREFERABILITY LETTER OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

March 16, 2022

Board of Directors
Dream Finders Homes, Inc.
14701 Philips Highway, Suite 300
Jacksonville, FL

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Dream Finders Homes’ (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) pursuant to
Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Form 10-K and issued our report thereon dated March 16, 2022.  Note 1 to the financial statements describes a change in accounting principle from accounting for cash proceeds from home closings that are in-transit from or held within title company escrow accounts for the benefit of the Company as accounts receivable to accounting for said balances as cash equivalents.  It should be understood that the preferability of one acceptable method of accounting over another for cash proceeds from home closings that are in-transit from or held within title company escrow accounts for the benefit of the Company has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable.  Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Jacksonville, Florida

PricewaterhouseCoopers LLP,   76 S Laura St, Suite 2100 Jacksonville, FL 32202
T: 904 354 0671, www.pwc.com/us